EXHIBIT 4.16
Rental Contract
Lessor: Ping Hu City Xin Nan Li Yuan Xia Economic Corporation (Party A)
Lesser: Ping Hu Golden Bright Plastic Manufacturing Ltd. (Party B)

Party A and Party B made the mutual agreement as stated below:

1.
Party A shall rent the factory and dormitory total area of 9,400 square meters which located in Building C5 & C6, Feng Huang Industrial Zone, Ping Hu, China. The rental period is ten years from 15th June 2002 to 15th June 2012.

2.	Payment Term: RMB9.5 per square meter and total RMB89,300 per month started from 15th June 2006.
3.
Payment Method: One month deposit and one month rental fee shall be paid in advance when the contract signed. Party A shall refund the deposit without interest included to Party B after the expiry of contract if Party B is not intend to renew the contract and fully paid all the outstanding water and electricity bill. Monthly rental fee due on the last day of each month. If rental fee is overdue for one to two month, Party A resumes the right to cut the water and electricity supply until all outstanding rental fee is fully paid.

4.
During the rental period, Party B shall comply with the Law of PRC and the regulation imposed by the Provincial Government. Party B shall bear all the responsibility for breaching the law and regulation. Party A shall responsible for the property tax only and Party B shall bear all the liability of other tax and fees imposed by the government.

5.
Party A shall responsible for installing two set of 315 thousand volt transformers to Party B (Party B shall bear all the repairing cost during the contractual period). Party B is allowed to construct any building in the area in front of factory under safety rule of fire-prevention and the construction shall not tear down without the permission from Party A and the ownership shall transfer to Party A after the expiry of contract.

6.
Party B shall have priority to rent the location after expiry of the contract and the rental fee is subject to change. Party B shall compensate one-month rental fee to Party A if Party B terminates the contract before expiry. Party B shall repair all the damaged structure or compensate Party A for the damage before moving out.

7.	This contract is made in two copies and each party shall hold one copy. This contract will be effective from the date of the two parties signed.

Party A: signed	Party B: signed